[Letterhead of Baker & McKenzie LLP]

April 28, 2009

Securities and Exchange Commission                                                                                                                                       VIA EDGAR AND
Division of Corporation Finance                                                                                                                                                FEDERAL EXPRESS
100 F Street, N.E.
Washington, DC  20549

Attention:  Thomas Kluck

Re:	Redwood Mortgage Investors IX, LLC
Amendment No. 3 to the Registration Statement on Form S-11
Initially Filed November 18, 2008
File No. 333-155428

Dear Mr. Kluck:

On behalf of Redwood Mortgage Investors IX, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated April 16, 2009 relating to the Company’s Registration Statement on Form S-11 (File No. 333-155428) (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 3 to Mr. Dang by overnight delivery.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 3.

Unit Redemption Program, Page 16

1.
We note your response to comment 5 of our letter dated February 20, 2009 that unfulfilled redemption request carried over from a prior quarter do not receive priority over redemption requests received in a current quarter.  If no priority is established for carryover requests, it is not clear why a member would maintain a redemption request since the percentage discount that applies when payments begin would continue to apply until the final payment is made.  Please revise to clarify if a member can withdraw the carryover request in order to reset the discount that applies.

In response to the Staff’s comment, we have revised the disclosures under the captions

“Summary of the Offering – Unit Redemption Program” on page 16 of the prospectus and “Transfer of Units – Unit Redemption Program” on page 97 of the prospectus to clarify that a member can withdraw unfulfilled redemption requests carried over from a prior quarter.

Prior Performance Summary, Page 57

Publicly Offered Mortgage Programs, Page 57

2.
We note your response to 18 and disagree.  We continue to note that the yield information is in the prior performance tables located in your appendix.  Additionally, it would appear that in order to place the yield figures into context, a discussion of the calculations would have to be provided.  We reissue the prior comment, please remove the noted disclosure or explain how its inclusion is needed to not make your other disclosure misleading.

In response to the Staff’s comment, we have deleted the yield information that was previously set forth under the caption “Prior Performance Summary” beginning on page 53 of the prospectus.

Liquidity Events, Page 61

3.
We note the revised additional disclosure here that your prior programs provide liquidity to investors by allowing them to redeem their investments.  If Redwood Mortgage Investors VIII has been unable to fulfill all redemption requests, please disclose the amount that remains unfulfilled and outstanding.

In response to the Staff’s comment, we have added disclosures under the caption “Prior Performance Summary – Liquidity Events; Major Adverse Developments” beginning on page 56 of the prospectus, regarding Redwood Mortgage Investors VIII’s recent suspension of liquidation payments to withdrawing limited partners, along with the amount of unfulfilled and outstanding liquidation payments.

Financial Statements of Redwood Mortgage Investors IX, LLC

General

4.	In an amended filing, please provide an audited balance sheet and related footnotes for Redwood Mortgage Investors IX, LLC as of December 31, 2008. Reference is made to Rule 3-01(a) of Regulation S-X.

In response to the Staff’s comment, an audited balance sheet and related footnotes for the Company as of December 31, 2008 has been included in Amendment No. 3, beginning on page 109 of the prospectus.

Financial Statements of Redwood Mortgage Corp.

General

5.	In an amended filing, please provide an updated unaudited interim financial statement with related footnotes for Redwood Mortgage Corp. which is less than 134 days old.

In response to the Staff’s comment, an updated unaudited interim financial statement with related footnotes for Redwood Mortgage Corp. has been included in Amendment No. 3, beginning on page 127 of the prospectus.

Financial Statements of Gymno Corporation

General

6.	Please provide an audited financial statement and related footnotes for Gymno Corporation as of December 31, 2008.

In response to the Staff’s comment, an audited financial statement and related footnotes for Gymno Corporation as of December 31, 2008, has been included in Amendment No. 3, beginning on page 137 of the prospectus.

*  *  *  *  *

Other Matters

Pursuant to Rule 472, Amendment No. 3 is filed herewith in response to the Staff’s comments.

Should you have any question pertaining to this filing, you may reach the undersigned by telephone at (415) 576-3028 and via facsimile at (415) 576-3099.  Thank you for your assistance.

Very truly yours,

/s/ Stephen J. Schrader

Stephen J. Schrader